

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2023

Harold Dichter
Deputy General Counsel
Epic NewCo, Inc.
2400 Market Street
Philadelphia, Pennsylvania 19103

      Re: Epic NewCo, Inc.
           Amendment No. 1 to Draft Registration Statement on Form 10-12B
           Submitted May 26, 2023
           CIK No. 0001967649

Dear Harold Dichter:

      We have reviewed your amended draft registration statement and have the following comment.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form 10-12B

Key Trends Affecting Our Results of Operations, page 73

1.   Please enhance your disclosure to elaborate upon the actions taken or planned to mitigate inflationary pressures in response to price increases you experienced in fiscal year 2022 and the six months ended March 31, 2023. Describe how much of any increase in costs you have been able to pass along to customers, which resulted in increased revenues. Explain whether you believe you will be able to continue pass along such costs and why. If you believe the risk of inflationary pressures has been or will be material to your results of operations, provide related risk factor disclosure.

Please contact Rucha Pandit at (202) 551-6022 or Mara Ransom at (202) 551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Alison Z. Preiss